May 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Michael C. Foland
Amanda Kim

Re:	Backblaze, Inc.
Draft Registration Statement on Form S-1
Submitted February 10, 2021
CIK No. 0001462056

Ladies and Gentlemen:

On behalf of Backblaze, Inc. (the “Company”), and in connection with the submission via EDGAR of Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), this letter responds to the comments set forth in the letter to the Company dated March 9, 2021 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comments from the March 9, 2021 letter in italicized print, and the Company’s responses are provided below each comment.

Key Business Metrics, page 56

1.

You disclose that your business and future success depends in part on your ability to add new customers and to increase usage and adoption of your solutions with existing customers. Please tell us what consideration was given in disclosing the number of new and existing customers for the periods presented. We refer you to Section III.B of SEC Release No. 33-8350.

Securities and Exchange Commission

May 11, 2021

RESPONSE TO COMMENT 1:

As the Staff has noted, the Company considers its ability to add new customers and increase the usage of existing customers to be key drivers of its future revenue growth. The Company provides various metrics to help investors understand and evaluate key indicators of the Company’s financial condition and operating performance, including the Number of Customers, Gross Customer Retention Rate, and Net Revenue Retention Rate. The Number of Customers metric is comprised of both new and existing customers. The Gross Customer Retention Rate metric, which measures the ability to retain customers, helps provide information as to the impact of revenues from existing customers. The Net Revenue Retention metric, which measures the Company’s ability to retain and expand revenue from existing customers, helps provide information regarding the level of usage from existing customers. The Company believes that the above metrics, which also represent key internal metrics used by the Company to assess its operations, provide investors with material information necessary for an understanding of the Company’s business. The above metrics also enable investors to perform additional analysis, if they wish, beyond the specific metrics referenced above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 65

2.

You disclose that revenue from consumption-based arrangements are recognized upon invoice. Please clarify whether your invoice is within the same period that the service revenue was earned. That is, revenue is being recognized when determinable.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Draft Registration Statement to state that revenue from consumption-based arrangements is recognized when it is earned. The Company’s recognition of revenue from consumption-based arrangements is within the same period that the service revenue is earned, which is also the same period when the respective service revenue is determinable. The Company does not recognize revenue upon invoice, as the Company invoices for consumption-based arrangements 30 days in arrears.

Securities and Exchange Commission

May 11, 2021

3.

Please tell us how you concluded that your arrangements do not include a software license. We refer you to ASC 985-605-55-119 to 55-125. In addition, please tell us whether you incur set up costs and charge an installation fee for new customers.

RESPONSE TO COMMENT 3:

The Company respectfully advises the Staff that its arrangements do not include a license for customers to take possession of its software. The Company does not provide customers the contractual right to take possession of its software at any time and it is not feasible for customers to run the Company’s software on their own systems or on other hosted systems. Since the Company does not offer these contractual rights, the arrangements are outside of the scope of ASC 985-605. As such, the Company has not included a discussion of software licenses in the Amended Draft Registration Statement.

The Company supplementally advises the Staff that it does not incur set up costs nor does it charge an installation fee for its new customers. As such, the Company has not disclosed the existence or impact of set up costs or installation fees.

Common Stock Valuations, page 66

4.

When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the one year period preceding the filing of the draft registration statement. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

RESPONSE TO COMMENT 4:

The Company respectfully advises the Staff that it has not determined a preliminary price range, but that when it and the underwriters determine one, it will provide the requested analysis.

Principal Stockholders, page 101

5.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by TMT Investments PLC.

RESPONSE TO COMMENT 5:

The Company respectfully advises the staff that TMT Investments PLC is a publicly-traded company on the London Stock Exchange. As a result, it does not believe that disclosure of the natural persons who hold voting and/or dispositive power over these securities is necessary.

Securities and Exchange Commission

May 11, 2021

Description of Capital Stock

Choice of Forum, page 108

6.

Please disclose whether the exclusive forum provision in your certificate of incorporation applies to actions arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has added disclosure on page 39, 40, and 120 of the Amended Draft Registration Statement relating to the application of the exclusive forum provision in the Company’s certificate of incorporation to actions arising under the Securities Act and to describe related risks to the Company’s investors. The Company has also added disclosure on page 120 of the Amended Draft Registration Statement stating that there is uncertainty as to whether a court would enforce the exclusive forum provision. The Company respectfully advises the Staff that page 120 of the Amended Draft Registration Statement includes disclosure stating that investors will not be deemed to waive compliance with the federal securities laws and the rules and regulations thereunder.

General

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 7:

The Company respectfully advises the Staff that it has supplementally provided the Staff with a copy of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act to date, and the Company will supplementally provide the Staff with any future such written communications.

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Securities and Exchange Commission

May 11, 2021

* * * * *

Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Tom MacMitchell

Frank Patchel

Backblaze, Inc.

Bennett Yee

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg

Davis Polk & Wardwell LLP